Exhibit 99.1

A DETAILED DESCRIPTION OF THE TRANSACTIONS DESCRIBED IN THIS LETTER OF TRANSMITTAL IS CONTAINED IN THE INFORMATION CIRCULAR AND PROXY STATEMENT OF HARVEST ENERGY TRUST DATED NOVEMBER 13, 2009 MAILED TO SECURITYHOLDERS IN CONNECTION WITH A SPECIAL MEETING OF SECURITYHOLDERS OF HARVEST ENERGY TRUST THAT IS SCHEDULED TO BE HELD ON DECEMBER 15, 2009. YOU MAY OBTAIN A COPY OF THE INFORMATION CIRCULAR AND PROXY STATEMENT FROM WWW.SEDAR.COM. YOU MAY ALSO REQUEST A PAPER COPY FREE OF CHARGE BY CONTACTING VALIANT TRUST COMPANY AT THE ADDRESS OR TELEPHONE NUMBERS SET OUT IN THIS LETTER OF TRANSMITTAL. THE INSTRUCTIONS SET FORTH IN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. VALIANT TRUST COMPANY OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, VALIANT TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

TO ACCOMPANY CERTIFICATES FOR TRUST UNITS OF

HARVEST ENERGY TRUST

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	HARVEST ENERGY TRUST
AND TO:	KNOC CANADA LTD.
AND TO:	VALIANT TRUST COMPANY

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for trust units (the "Trust Units") of Harvest Energy Trust (the "Trust") deposited in connection with the proposed arrangement (the "Arrangement"), under section 193 of the Business Corporations Act (Alberta) involving the Trust, Harvest Operations Corp., North Atlantic Refining Limited, Harvest Breeze Trust No. 1, 1115638 Alberta Ltd., Harvest Breeze Trust No. 2, 1115650 Alberta Ltd., Calpine Natural Gas Trust, Viking Energy Royalty Trust, 1485300 Alberta Ltd., Valiant Trust Company, Korea National Oil Corporation, KNOC Canada Ltd. (the "Purchaser"), 1496965 Alberta Ltd., holders of Trust Units ("Unitholders"), holders of trust unit rights of the Trust and holders of units awards of the Trust (collectively, "Securityholders"), which is to be considered at a special meeting of Securityholders to be held on December 15, 2009 (the "Meeting"). Capitalized terms used but not defined in this Letter of Transmittal which are defined in the information circular and proxy statement of the Trust dated November 13, 2009 (the "Information Circular") have the meanings set out in the Information Circular.

Pursuant to the Arrangement, Unitholders will be entitled to receive, for each Trust Unit, Cdn$10.00 in cash (the "Cash Consideration").

Valiant Trust Company (the "Depositary") is the depositary for receipt of this Letter of Transmittal. See the back page of this Letter of Transmittal and the Information Circular for delivery instructions.

PLEASE READ CAREFULLY THE NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS, THE INFORMATION CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

WHETHER OR NOT UNITHOLDERS DELIVER THIS LETTER OF TRANSMITTAL, THE CERTIFICATES REPRESENTING TRUST UNITS AND ALL OTHER REQUIRED DOCUMENTATION TO THE DEPOSITARY, AT THE EFFECTIVE TIME, UNITHOLDERS WILL CEASE TO BE UNITHOLDERS OF THE TRUST AND WILL ONLY BE ENTITLED TO RECEIVE THE CASH CONSIDERATION TO WHICH THEY ARE ENTITLED UNDER THE ARRANGEMENT. IF ANY UNITHOLDER FAILS TO DELIVER THIS LETTER OF TRANSMITTAL, THE CERTIFICATES REPRESENTING TRUST UNITS AND ALL OTHER REQUIRED DOCUMENTATION TO THE DEPOSITARY ON OR BEFORE THE DAY PRIOR TO THE FIFTH ANNIVERSARY OF THE EFFECTIVE DATE, THE CERTIFICATES REPRESENTING SUCH UNITHOLDER'S TRUST UNITS SHALL CEASE TO REPRESENT A UNITHOLDER CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST THE TRUST OR THE PURCHASER. ON SUCH DATE, THE CASH CONSIDERATION TO WHICH THE UNITHOLDER WAS OTHERWISE ENTITLED UNDER THE ARRANGEMENT SHALL BE DEEMED TO HAVE BEEN SURRENDERED FOR NO CONSIDERATION TO THE PURCHASER AT THAT TIME.

THIS LETTER OF TRANSMITTAL IS NOT FOR USE BY NON-REGISTERED HOLDERS OF TRUST UNITS. IF YOU ARE A NON-REGISTERED HOLDER OF TRUST UNITS AND HOLD YOUR TRUST UNITS THROUGH A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY, PLEASE COMPLETE THE DOCUMENTATION PROVIDED TO YOU BY YOUR BROKER OR SUCH OTHER INTERMEDIARY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED BY SUCH INTERMEDIARY.

DELIVERY AND EXCHANGE OF TRUST UNITS

The undersigned delivers to you the enclosed certificate(s) representing Trust Units to be exchanged for the Cash Consideration pursuant to and in accordance with the Arrangement described in the Information Circular.

Description of Trust Units Transmitted
Certificate Number (s)	Name in which Registered	Number of Trust Units Deposited *

* Unless otherwise indicated, the total number of Trust Units evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 7.

☐ Some or all of my Trust Unit certificates have been lost, stolen or destroyed. Please review Instruction 8 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

AUTHORIZATION

The undersigned registered holder(s) of Trust Units hereby represents and warrants that (i) the undersigned has received a copy of the Information Circular; (ii) the undersigned is the legal owner of the above listed Trust Units and has good and sufficient authority to deposit, sell and transfer the Trust Units represented by the enclosed certificate(s) (the "Deposited Trust Units"); (iii) such Deposited Trust Units are free from all liens, charges, encumbrances, claims and adverse interests; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Trust Units and that, when the consideration is paid, none of the Trust, the Purchaser or the Depositary or any successor thereto will be subject to any adverse claim in respect of such Deposited Trust Units; (v) the Deposited Trust Units have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Trust Units to any other person; (vi) the surrender of the undersigned's Deposited Trust Units complies with applicable laws; and (vii) unless the undersigned has revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or and adjournment thereof; the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Trust Units.

The certificate(s) described above are enclosed and the undersigned irrevocably deposits the Deposited Trust Units in exchange for the Cash Consideration, to which the undersigned is entitled pursuant to the Arrangement. The undersigned transmits the certificate(s) described above representing Deposited Trust Units to be dealt with in accordance with this Letter of Transmittal. It is understood that upon receipt of this Letter of Transmittal and the certificate(s) described above and following approval of the Arrangement at the Meeting, the Depositary will, as soon as practicable, cancel the certificate(s) described above and send to the undersigned a cheque for the Cash Consideration to which the undersigned is entitled pursuant to the Arrangement.

The undersigned further represents and warrants that all information provided by the undersigned herein is true, accurate and complete and covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Trust Units for the Cash Consideration. The undersigned understands that by virtue of the execution of this Letter of Transmittal, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Trust Units deposited pursuant to the Arrangement will be determined by the Trust and the Purchaser in their sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Trust, the Purchaser, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice. All representation and warranties set forth herein shall survive completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Special Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Trust Units and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Trust Units.

The undersigned surrenders to the Purchaser, effective at the Effective Time, all right, title and interest in and to the Deposited Trust Units and irrevocably appoints and constitutes the Trust the lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Trust Units pursuant to the Arrangement and to effect the transfer of the Deposited Trust Units on the books of the Trust.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

It is understood that the undersigned will not receive payment in respect of the Deposited Trust Units until a validly completed and duly signed Letter of Transmittal and the certificate(s) representing the Deposited Trust Units owned by the undersigned are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue on the consideration payable in respect of the Deposited Trust Units in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Cash Consideration in respect of the Deposited Trust Units will completely discharge any obligations of the Trust, the Purchaser and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

Unless otherwise indicated in this Letter of Transmittal under "Special Registration Instructions", the undersigned requests that the Depositary issue the cheque for the Cash Consideration in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions", the undersigned requests that the Depositary mail the cheque for the Cash Consideration by first class mail to the undersigned at the address specified herein. If no address is specified, the undersigned acknowledges that the Depositary will forward the cheque to the address of the undersigned as shown on the securities register maintained by Valiant Trust Company for the Trust.

SPECIAL REGISTRATION INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the cheque for the Cash Consideration is to be issued in the name of someone other than the person(s) indicated below under "Securityholder Signature(s)". See Instructions 2 and 3 below. If this box is completed, the signature must be guaranteed. See Instructions 3 and 4 below.

To be completed ONLY if the cheque for the Cash Consideration is to be sent to someone other than the person(s) indicated below under "Securityholder Signatures" or to such persons at an address other than that appearing below or are to be held by the Depositary for pickup by such persons or any person designated by them in writing. See Instructions 2 and 3 below. If this box is completed, the signature must be guaranteed. See Instructions 3 and 4 below.

Issue cheque to:	Mail cheque to:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone - Business Hours)	(Telephone - Business Hours)
(Social Insurance or Tax Identification Number)	☐ Hold cheque for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

STATUS AS U.S. UNITHOLDER (See Instruction 11)

Indicate whether you are a U.S. Unitholder or are acting on behalf of a U.S. Unitholder.

☐     The person signing on page 5 of this Letter of Transmittal represents that it is not a U.S. Unitholder and is not acting on behalf of a U.S. Unitholder.

☐  The person signing on page 5 of this Letter of Transmittal is a U.S. Unitholder or is acting on behalf of a U.S. Unitholder.

A "U.S. Unitholder" is any holder of Trust Units that: (a) is providing an address in the box on the following page that is located within the United States or any territory or possession thereof; (b) directs the proceeds to be deposited into an account maintained by the holder in the United States; or (c) is a U.S. person for U.S. federal income tax purposes, as defined in Instruction 11.

To avoid U.S. backup withholding, if you are a U.S. Unitholder or acting on behalf of a U.S. Unitholder, you must furnish Substitute Form W-9 or, in certain circumstances, an appropriate IRS Form W-8. You can find more information in Instruction 11 "Important Tax Information For U.S. Unitholders".

INSTRUCTIONS - SECURITYHOLDER SIGNATURE(S)

This box must be signed by the undersigned exactly as the name(s) appear(s) on the certificate(s) representing the Trust Units or by transferee(s) of original registered holder(s) authorized to become new registered holder(s) by certificates and documents transmitted with this Letter of Transmittal. See Instructions 2, 3 and 4 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 5.

SIGNATURE OF SECURITYHOLDER(S)
(Name)
(Street Address and Number)
(City and Province or State)	GUARANTEE OF SIGNATURE(S)
(Country and Postal (Zip) Code)
(Telephone - Business Hours)	Authorized Signature on behalf of an Eligible Institution
(Social Insurance or Tax Identification Number)	See Instruction 3 below.
Dated: ___________________________________________________

INSTRUCTIONS

1.

Use of the Letter of Transmittal

(a)

This Letter of Transmittal (or an originally signified facsimile copy thereof) properly completed and executed as required by the instructions set forth below, together with accompanying certificates representing the Deposited Trust Units must be received by the Depositary at any of its offices specified below.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Trust Units is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Any use of mail to transmit certificate(s) for Trust Units and the related Letter of Transmittal is at the risk of the holder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

(c)

Unitholders whose Trust Units are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Trust Units.

(d)

Any certificate formerly representing Trust Units not duly surrendered on or before the day prior to the fifth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Unitholder of any kind or nature against the Trust or the Purchaser. On such date, all consideration to which such former holder was entitled shall be deemed to have been surrendered to the Trust.

(e)

Any payment made by way of cheque by the Depositary pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time shall be returned by the Depositary to the Purchaser and any right or claim to payment hereunder that remains outstanding on the day prior to the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder of such Trust Units to receive the consideration for Trust Units pursuant to Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser, for no consideration.

2.

Special Registration and Delivery Instructions

The boxes entitled "Special Registration Instructions" and "Special Delivery Instructions", as applicable, should be completed if the cheque for the Cash Consideration to be issued pursuant to the Arrangement is to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature. See also Instruction 4 "Guarantee of Signatures" below.

3.

Signatures

This Letter of Transmittal must be filled in and signed by the holder of Trust Units or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) such signatures on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate unit transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or unit transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.

Guarantee of Signatures

If:

(a)	this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Trust Units; or

(b)	the Cash Consideration is to be sent to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of the Trust,

such signature must be guaranteed by a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each, an "Eligible Institution"), or in some other manner satisfactory to the Depositary.

5.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. The Depositary, at its discretion, may require additional evidence of appointment or authority or additional documentation.

6.

Payment and Delivery Instructions

Unless otherwise indicated under "Special Delivery Instructions", the cheque for the Cash Consideration to be issued pursuant to the Arrangement (if the Arrangement is completed) will be mailed to the depositing Unitholder at the address of the Unitholder as it appears on the securities register of the Trust. If the cheque is to be issued in a name other than that of the person signing the Letter of Transmittal or sent to someone other than the person signing the Letter of Transmittal, please follow the guidelines listed under Instructions 3 and 4.

7.

Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Trust Units, additional certificate numbers and number of Deposited Trust Units may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Trust Units are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted. All depositing Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)

The holder of the Trust Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Information Circular and Letter of Transmittal may be obtained from the Depositary at any of its offices at the addresses listed below.

(f)

Registered Unitholders who do not forward to the Depositary this validly completed and duly signed Letter of Transmittal, together with their Trust Unit certificate(s), will not receive the consideration to which they are otherwise entitled until deposit is made.

8.

Lost Certificates

If a certificate representing Trust Units has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. In addition, the registered the Unitholder should immediately contact Valiant Trust Company, as transfer agent for the Trust, so that arrangements can be made to issue a replacement certificate upon the Unitholder satisfying the requirements of the Trust relating to the replacement certificates. The transfer agent will require written notice of the lost certificate.

9.

Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Trust Units received by the Depositary will be returned to you forthwith in accordance with the delivery instructions provided herein.

10.

Privacy

The Unitholder acknowledges that this Letter of Transmittal requires the Unitholder to provide certain personal information to the Trust, the Purchaser and the Depositary. The Trust, the Purchaser and/or the Depositary are collecting such information for the purposes of completing the Arrangement, which includes, without limitation, determining the Unitholder's eligibility to receive the Cash Consideration as set forth under the terms of the Arrangement. The Unitholder's personal information may be disclosed by or on behalf of the Trust, the Purchaser and/or the Depositary to: (a) the Trust, the Purchaser and the Depositary; (b) the Canada Revenue Agency; and (c) any of the other parties involved in the Arrangement, including legal counsel. By executing this Letter of Transmittal, the Unitholder is deemed to be consenting to the foregoing collection, use and disclosure of the Unitholder's personal information.

11.

U.S. Unitholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Unitholder who receives cash in exchange for Trust Units provide the Depositary with his or her correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a U.S. Unitholder who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds paid to such U.S. Unitholder hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service by timely filing a U.S. federal income tax return.

To prevent backup withholding, each U.S. Unitholder must provide his or her correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (i) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (ii) that (A) the holder is exempt from backup withholding; (B) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (C) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (iii) that the holder is a U.S. person (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

If a U.S. Unitholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Unitholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed Internal Revenue Service Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate Internal Revenue Service Form W-8 (W-8BEN, W-8EXP or other applicable form) may be obtained from the Depositary.

A U.S. UNITHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE INTERNAL REVENUE SERVICE FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAID TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, UNITHOLDERS ARE HEREBY NOTIFIED THAT: (i) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH UNITHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH UNITHOLDERS UNDER THE INTERNAL REVENUE CODE; (ii) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (iii) EACH UNITHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE A U.S. UNITHOLDER, PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACKUP WITHHOLDING.

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. UNITHOLDERS ONLY
SUBSTITUTE FORM W-9	Part 1 - Please provide your name in the box at right.

Request for Taxpayer Identification Number and Certification
Name

Social Security Number (If awaiting TIN, write "Applied For")

OR
Employer Identification Number (If awaiting TIN,
write "Applied For"

Part 2 - For payees exempt from backup withholding, please write "exempt" here (see Instructions):

Part 3 - Certification - Under penalties of perjury, I certify that:

(A) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me);

(B)  I am not subject to backup withholding because: (i) I am exempt from backup withholding; (ii) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified me that I am no longer subject to backup withholding; and

(C) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (B) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person _______________________________________________

Date ________________, 20_____

Note: Failure to furnish your correct TIN may result in a $50 penalty imposed by the IRS and in backup withholding of 28% of the gross consideration paid to you pursuant to the Offer. For additional details, please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of Transmittal and Election Form.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either: (i) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (ii) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds paid to me will be withheld.

Signature _____________________________________

Date _____________________, 20____

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable U.S. federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

FOR U.S. UNITHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) To Give the Payor - Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000, Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payor. All "Section" references are to the Internal Revenue Code of 1986, as amended, "IRS" is the Internal Revenue Service.

	For This Type of Account:	Give The Taxpayer Identification of:
1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined
fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b.	So-called trust that is not a legal or valid trust under state law	The actual owner
5.	Sole proprietorship or disregarded entity	The owner
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate	The corporation
8.	Association, club, religious, charitable, educational, or other tax- Exempt organization account	The organization

9.	Partnership	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1.	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

2.	Circle the minor's name and furnish the minor's social security number.

3.

You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

4.

List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:

If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A TAXPAYER IDENTIFICATION NUMBER

If you don't have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Card or Form SS-4, Application for Employer Identification Number and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)

An organization exempt from tax under Section 501(a), an individual retirement account (IRA) where the payor is also the trustee or custodian, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

(ii)

The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

(iii)	An international organization or any agency or instrumentality thereof (as defined in Section 7701(a)(18).

(iv)	A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)	A corporation.

(ii)	A financial institution.

(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)	A real estate investment trust.

(v)	A common trust fund operated by a bank under Section 584(a).

(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)	A middleman known in the investment community as a nominee or custodian.

(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)	A foreign central bank of issue.

(x)	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal and Election Form to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYOR.

PRIVACY ACT NOTICE - Section 6109 requires you to provide your correct taxpayer identification number to the payor, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. The payor must be given the numbers whether or not recipients arc required to file tax returns. A payor must generally withhold 28% of taxable interest, dividend, and certain other payments from a payee who does not furnish a taxpayer identification number to the payor. Certain penalties may also apply.

PENALTIES

1.

Failure to Furnish Taxpayer Identification Number - If you fail to furnish your taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

2.

Civil Penalty for False Information With Respect to Withholding - If you make a false statement without reasonable basis that results in a decrease in the amount deducted and withheld, you are subject to a $500 penalty.

3.	Criminal Penalty for Falsifying Information - Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

The Depositary is: VALIANT TRUST COMPANY

By Mail or By Hand or by Courier

Suite 310, 606 - 4th Street S W
Calgary, Alberta
T2P 1T1

Attention: Reorganization Department

or

2950, 130 King Street West
Toronto, Ontario M5X 1A9

Attention: Reorganization Department

Telephone: (403) 233-2801
Toll Free: 1-866-313-1872
E-Mail: inquiries@valianttrust.com

Any questions and requests for assistance may be directed by holders of Trust Units to the Depositary at the telephone number and locations set out above.